SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated August 7, 2009 regarding Information pursuant to Section 63 of the Listing Regulation

Telefónica de Argentina S.A.

Buenos Aires, August 7th, 2009

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.:	Information pursuant to Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on August 6th, 2009 approved the financial statements and other documentation corresponding to the six-month period ended as of June 30th, 2009.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss)

- Ordinary Income (Loss)	$169
- Extraordinary Income (Loss)	$ -

2)	Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$ 698
- Integral capital stock adjustment	$ 1,209
- Legal Reserve	$ 382
- Reserve for future dividend	$ 249
- Retained earnings	$ 169
- Total Shareholders’ Equity	$ 2,707

The General Meeting and Special Class A and B Meetings of the Company held on April 20th, 2009 resolved to fully allocate to the Legal Reserve the retained earnings for 337 million held as of December 31st, 2008, and to reverse 30 million from the Reserve for Future Dividend and allocate them to the Legal Reserve.

3) Below is a breakdown of the Company’s capital stock in shares of $0.1 par value as of June 30th, 2009:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

Telefónica de Argentina S.A.

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB City of Buenos Aires	3,599,126,635 (51.53% of capital stock)	81,422,560 (1.17% of capital stock)	3,680,549,195
TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	---------------------	1,046,890,320 (14.99% of capital stock)	1,046,890,320
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	---------------------	66,171,964 (0.95% of capital stock)	66,171,964
TELEFÓNICA MÓVILES ARGENTINA S.A. (TMA) (1)	Av. Ingeniero Huergo 723, PB City of Buenos Aires	768,262,045 (11% of capital stock)	1,296,324,988 (18.56% of capital stock)	2,064,587,033

(1)
From 2007 to 2009, TMA purchased American Depository Receipts (“ADRs”), each of them representing 40 Class B book-entry common shares of the Company and Class B book-entry shares mainly of companies of Telefónica Group.  Following these purchases which transfers were finalized on May 29th, 2009, TMA holds 29.56% of the capital stock of the Company.

TELEFÓNICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles de Argentina Holding S.A. holds 84.595% of the shares of Telefónica Móviles Argentina S.A.
The chart below depicts the number of shares that do not belong to any shareholder or controlling group of the Company at the issue date of the financial statements at June 30th, 2009:

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% of Company’s Capital Stock
Public	----------------	(1) 126,001,784	126,001,784	1.80

(1)	Accounting for 4.8% of Class B Common Shares.

Telefónica de Argentina S.A.

On June 23rd, 2009, the Company was served notice by indirect shareholder TELEFÓNICA S.A. whereby, and in view of the warning received from a minority shareholder, it intended to buy all the remaining capital stock held by minority shareholders pursuant to the provisions of Decree No. 677/01, which information was reported to the CNV on that same day.  By virtue of the provisions of section 28 of the above Decree, the Company will timely carry out the relevant dealings for the withdrawal of shares from the public offering.  On July 7th, 2009, the Company’s Board and Audit Committee decided on the reasonability of the $ 1 price offered by TSA per share of $ 0.10 par value each.  The Company’s Statutory Committee made a statement on that same day about the adequacy of the relevant process to the applicable rules.

Best regards,

Pablo Llauró Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	August 7, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel